Via EGDAR

May 6, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Gordon and Anne McConnell

Re:	Re: Inseego Corp.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K filed February 21, 2024

Response dated April 17, 2024

File No. 001-38358

Dear Mr. Gordon and Ms. McConnell:

On behalf of Inseego Corp. (the “Company”), this letter responds to the comment issued by the staff of the Division of Corporate Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated April 23, 2024 regarding to the Company’s response to the Staff’s comment letter dated April 9, 2024 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K that was furnished with the Commission on February 21, 2024 (the “Form 8-K”). For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company.

Form 8-K filed on February 21, 2024

Exhibit 99.1, page 1

We have reviewed your response to prior comment 2. It appears to us that managing inventory levels is an integral aspect of your business; as such, it continues to appear to us your non-GAAP adjustments for "inventory adjustment - E&O and contract manufacturer liability" and "write-off of capitalized inventory fees" represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer exclude these adjustments from any non-GAAP performance measure.

The Company acknowledges the Staff’s comment and will not exclude these adjustments from any non-GAAP performance measure for future periods.

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (858) 812-3415.

Sincerely,

/s/ Steven Gatoff

Steven Gatoff

Chief Financial Officer